UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-6028

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY AGENTS’ SAVINGS AND PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

REQUIRED INFORMATION

Financial statements and schedules for the Lincoln National Life Insurance Company Agents’ Savings And Profit-Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Financial Statements and Supplemental Schedule

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

December 31, 2005 and 2004 and for three years ended December 31, 2005, 2004, and 2003 with Report of Independent Registered Public Accounting Firm

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004 and for three years ended December 31, 2005, 2004, and 2003

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in net Assets Available for Plan Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held At End of year)	20

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for benefits of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
March 24, 2006

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2005	2004
Assets
Investments:
Common stock – Lincoln National Corporation
(cost: 2005 – $37,144,896; 2004 – $43,578,228)	$53,923,715	$58,721,853
Wells Fargo Bank Short-Term Investment Account	800,619	1,195,934
Pooled separate accounts – The Lincoln National
Life Insurance Company Separate Accounts
(cost: 2005 – $76,485,949; 2004 – $72,213,058)	108,129,318	99,529,718
Investment contracts – The Lincoln National
Life Insurance Company	14,904,972	17,598,686
Participant loans	3,965,728	4,151,804
Total investments	181,724,352	181,197,995

Accrued interest receivable	53,592	60,484
Due from broker	48,464	–
Contributions receivable from employer companies	964,322	2,878,195
Total assets	182,790,730	184,136,674

Liabilities
Due to broker	–	26,629
Total liabilities	–	26,629
Net assets available for plan benefits	$182,790,730	$184,110,045

See accompanying notes.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2005	2004	2003
Investment income:
Cash dividends – Lincoln National Corporation	$1,637,253	$1,819,776	$1,924,171
Interest:
The Lincoln National Life
Insurance Company Separate Accounts	690,088	748,249	638,100
Other	236,082	250,743	275,985
	926,170	998,992	914,085
	2,563,423	2,818,768	2,838,256
Net realized gain (loss) on sale
and distributions of investments:
Lincoln National Corporation
common stock	5,362,745	4,070,037	1,563,498

The Lincoln National Life Insurance
Company Separate Accounts	3,712,858	1,652,409	(1,040,533)
	9,075,603	5,722,446	522,965

Net unrealized appreciation
of investments	5,961,900	12,363,106	29,055,510
Contributions:
Participants	7,297,381	7,452,877	6,280,189
Employer companies	3,068,581	5,199,336	6,056,534
	10,365,962	12,652,213	12,336,723

Transfers from affiliated plans	593,910	3,588,680	285,051
Distributions to participants	(29,711,933)	(14,994,001)	(15,112,736)
Administrative expenses	(168,180)	(128,210)	(103,179)

Net increase (decrease) in net
assets available for plan benefits	(1,319,315)	22,023,002	29,822,590
Net assets available for plan benefits
at beginning of the year	184,110,045	162,087,043	132,264,453
Net assets available for plan benefits
at end of the year	$182,790,730	$184,110,045	$162,087,043

See accompanying notes.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements

1. Significant Accounting Policies

Investment Valuation and Income Recognition

The investment in Lincoln National Corporation ("LNC") common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Account is valued at cost, which approximates fair value.

The fair value of participation units in pooled separate accounts is estimated by The Lincoln National Life Insurance Company based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions plus interest at the contract rate. The contracts are fully benefit-responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade-date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible full-time agents of Lincoln Life and other participating employers. A participant may make pre-tax contributions at a rate of at least 1% but not more than 25% of eligible earnings, up to a maximum annual amount as determined under applicable law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In addition to each participant's pre-tax contributions, employer matching contributions to the Plan are provided in the form of a basic match of $0.50 for each dollar a participant contributes, not to exceed 6% of eligible earnings, and an annual discretionary match of up to $1.00 for each dollar contributed by an eligible participant, not to exceed 6% of eligible earnings. Participants employed on the last day of the plan year are eligible to receive the discretionary match, as are participants who retired, died, or became disabled during the plan year. The amount of the discretionary match varies according to whether LNC and Lincoln Financial Advisors Corporation have met certain performance-based criteria, as determined by the Compensation Committee of LNC's Board of Directors.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants’ pre-tax, other contributions, and earnings thereon are fully vested at all times. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

Participants direct the Plan to invest their contributions and the basic employer matching contributions in any combination of the investment options offered under the Plan. Discretionary employer contributions are initially invested in the LNC Common Stock Account; however, participants can immediately direct the investment of the discretionary employer matching contributions to other investment options.

The employer has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become fully vested.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous 12 month period. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the entire value of the participant's account or an installment option if certain criteria are met. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable under the terms of the Plan, without the participant's consent, unless the participant has made a timely election of rollover to an Individual Retirement Account ("IRA") or other qualified arrangement.

Each participant's account is credited with the participant's contributions, employer contributions, and applicable investment earnings thereon, and is charged with an allocation of administrative expenses and applicable investment losses. Forfeited non-vested amounts are used to reduce future employer contributions.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The following is a summary of assets held for investment:

	December 31, 2005				December 31, 2004
	Number of	Net Asset			Number of	Net Asset
	Shares, Units	Value	Fair		Shares, Units	Value	Fair
	or Par Value	Per Unit	Value		or Par Value	Per Unit	Value
Fair Values
Common stock – LNC	1,016,853	53	$53,923,715	*	1,257,966	47	$58,721,853	*
Pooled separate account investment
contracts underwritten by Lincoln Life:
Core Equity Account	824,597.484	14.835	12,233,234	*	956,272.451	14.116	13,498,359	*
Medium Capitalization Equity Account	734,938.419	13.760	10,112,973	*	833,783.418	12.548	10,462,314	*
Short-Term Account	2,149,801.047	3.777	8,120,658		1,700,613.780	3.677	6,253,838
Government/ Corporate Bond Account	354,494.503	8.943	3,170,138		291,777.749	8.725	2,545,761
Large Capitalization Equity Account	1,115,245.939	9.543	10,643,015	*	1,201,311.739	8.336	10,014,376	*
Balanced Account	339,718.660	8.129	2,761,505		261,627.576	7.654	2,002,419
High Yield Bond Account	842,271.585	3.932	3,312,065		721,142.318	3.779	2,725,052
Small Capitalization Equity Account	1,178,821.391	8.329	9,818,639	*	1,403,790.064	7.903	11,094,295	*
Value Equity Account	2,108,301.523	2.572	5,422,130		2,501,312.327	2.442	6,108,705
International Equity Account	1,098,341.429	9.766	10,726,842	*	1,067,960.074	8.701	9,292,320	*
Conservative Balanced Account	349,127.833	2.200	768,116		232,576.568	2.115	491,876
Aggressive Balanced Account	389,545.026	2.539	989,016		379,036.436	2.373	899,606
Delaware Growth and Income Account	1,156,905.944	1.785	2,065,540		918,745.140	1.693	1,555,893
Scudder VIT Equity 500 Index Account	3,616,416.234	1.049	3,793,259		4,168,208.538	1.005	4,189,465
Fidelity VIP Contrafund	5,256,435.601	1.458	7,665,460		4,383,002.727	1.250	5,478,314
Neuberger-Berman AMT Regency Account	2,056,425.337	1.596	3,281,027		1,894,203.416	1.427	2,702,461
Social Awareness Account	1,563,453.979	1.187	1,856,133		1,220,854.693	1.063	1,297,647
American Funds New Perspective	3,412,657.312	1.062	3,624,242		2,928,516.285	0.956	2,800,247
Neuberger-Berman Mid-Cap Growth Account	2,471,345.139	1.215	3,002,684		1,880,412.759	1.070	2,011,666
Scudder VIT Small Cap Index Account	1,621,173.104	1.621	2,627,273		1,878,239.710	1.557	2,924,044
Janus Aspen Growth Account	27,422.947	9.792	268,526		31,596.547	9.443	298,351
Fidelity VIP Overseas Account	128,967.468	14.475	1,866,843		72,217.004	12.223	882,709
Total pooled separate accounts			108,129,318				99,529,718

Contract Value
Investment contracts
underwritten by Lincoln Life	14,904,972		14,904,972	*	17,598,686		17,598,686	*

Estimated Value
Wells Fargo Bank short-term
investment account	800,619		800,619		1,195,934		1,195,934
Participants loans	3,965,728		3,965,728		4,151,804		4,151,804
Total investments			$181,724,352				$181,197,995

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Net realized gain (loss) on sale and distribution of investments is summarized as follows:

	Year Ended December 31
	2005	2004	2003
Common stock
Proceeds from disposition of stock	$14,876,314	$11,566,749	$6,636,009
Cost of stock disposed	9,513,569	7,496,712	5,072,511
Net realized gain on sale and distribution
of common stock	$5,362,745	$4,070,037	$1,563,498

Pooled separate accounts
Proceeds from disposition of units	$33,710,587	$29,304,850	$33,001,417
Cost of units disposed	29,997,729	27,652,441	34,041,950
Net realized gain (loss) on sale and distribution
of pooled separate accounts	$3,712,858	$1,652,409	$(1,040,533)

The net change in unrealized appreciation of investments in total and by investment classification as determined by fair value is summarized as follows:

	Year Ended December 31
	2005	2004	2003
Fair value in excess of cost:
At beginning of the year	$42,460,285	$30,097,179	$1,041,669
At end of the year	48,422,185	42,460,285	30,097,179
Change in net unrealized appreciation of investments	$5,961,900	$12,363,106	$29,055,510

Common stock	$1,635,194	$4,108,565	$11,125,039
Pooled separate accounts	4,326,706	8,254,541	17,930,471
Change in net unrealized appreciation of investments	$5,961,900	$12,363,106	$29,055,510

The investment contracts (Guaranteed Account) earned an average interest rate of approximately 4.0% in all three years. The credited interest rates for new contributions, which approximate the current market rate, were 4.0% at both December 31, 2005 and 2004, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance was 4.0% at both December 31, 2005 and 2004, and were determined based upon the performance of Lincoln Life's general account. The credited interest rates can be changed quarterly. The minimum guaranteed rate is 4.0%. The guarantee is based on Lincoln Life's ability to meet its financial obligations from the general assets of Lincoln Life. Restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all plan investments in the investment contracts.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2005	Total	1	2	3	4	5	6
Assets
Investments:
Common stock	$53,923,715	$53,923,715	$–	$–	$–	$–	$–
Short-term investment fund	800,619	800,619	–	–	–	–	–
Pooled separate accounts	108,129,318	–	–	12,233,234	10,112,973	8,120,658	3,170,138
Investment contracts	14,904,972	–	14,904,972	–	–	–	–
Participant loans	3,965,728	–	–	–	–	–	–
Total investments	181,724,352	54,724,334	14,904,972	12,233,234	10,112,973	8,120,658	3,170,138

Accrued interest receivable	53,592	5,147	48,445	–	–	–	–
Due from (to) broker	48,464	–	22,523	–	–	–	–
Contributions receivable from employer companies	964,322	964,322	–	–	–	–	–
Net assets available for plan benefits	$182,790,730	$55,693,803	$14,975,940	$12,233,234	$10,112,973	$8,120,658	$3,170,138
Number of participants selecting investment options		1,293	317	551	597	200	242

Investment Options
December 31, 2005	7	8	9	10	11	12	13
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	10,643,015	2,761,505	3,312,065	9,818,639	5,422,130	10,726,842	768,116
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	10,643,015	2,761,505	3,312,065	9,818,639	5,422,130	10,726,842	768,116

Accrued interest receivable	–	–	–	–	–	–	–
Due from (to) broker	2,192	1,978	(117,764)	3,652	4,026	45,372	–
Contributions receivable from employer companies	–	–	–	–	–	–	–
Net assets available for plan benefits	$10,645,207	$2,763,483	$3,194,301	$9,822,291	$5,426,156	$10,772,214	$768,116
Number of participants selecting investment options	641	200	356	697	455	742	55

Investment Options
December 31, 2005	14	15	16	17	18	19	20
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	989,016	2,065,540	3,793,259	7,665,460	3,281,027	1,856,133	3,624,242
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	989,016	2,065,540	3,793,259	7,665,460	3,281,027	1,856,133	3,624,242

Accrued interest receivable	–	–	–	–	–	–	–
Due from (to) broker	–	–	–	38,037	1,826	813	7,893
Contributions receivable from employer companies	–	–	–	–	–	–	–
Net assets available for plan benefits	$989,016	$2,065,540	$3,793,259	$7,703,497	$3,282,853	$1,856,946	$3,632,135
Number of participants selecting investment options	122	245	200	466	292	134	320

Investment Options
December 31, 2005	21	22	23	24	Loans
Assets
Investments:
Common stock	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–
Pooled separate accounts	3,002,684	2,627,273	268,526	1,866,843	–
Investment contracts	–	–	–	–	–
Participant loans	–	–	–	–	3,965,728
Total investments	3,002,684	2,627,273	268,526	1,866,843	3,965,728

Accrued interest receivable	–	–	–	–	–
Due from (to) broker	–	–	802	37,114	–
Contributions receivable from employer companies	–	–	–	–	–
Net assets available for plan benefits	$3,002,684	$2,627,273	$269,328	$1,903,957	$3,965,728
Number of participants selecting investment options	323	306	38	212	215

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2004	Total	1	2	3	4	5	6
Assets
Investments:
Common stock	$58,721,853	$58,721,853	$–	$–	$–	$–	$–
Short-term investment account	1,195,934	1,195,934	–	–	–	–	–
Pooled separate accounts	99,529,718	–	–	13,498,359	10,462,314	6,253,838	2,545,761
Investment contracts	17,598,686	–	17,598,686	–	–	–	–
Participant loans	4,151,804	–	–	–	–	–	–
Total investments	181,197,995	59,917,787	17,598,686	13,498,359	10,462,314	6,253,838	2,545,761

Accrued interest receivable	60,484	2,134	58,350	–	–	–	–
Due from (to) broker	(26,629)	–	85	74,516	66,870	–	34,989
Contributions receivable from employer companies	2,878,195	2,878,195	–	–	–	–	–
Net assets available for plan benefits	$184,110,045	$62,798,116	$17,657,121	$13,572,875	$10,529,184	$6,253,838	$2,580,750
Number of participants selecting investment options		1,423	340	631	699	230	247

Investment Options
December 31, 2004	7	8	9	10	11	12	13
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	10,014,376	2,002,419	2,725,052	11,094,295	6,108,705	9,292,320	491,876
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	10,014,376	2,002,419	2,725,052	11,094,295	6,108,705	9,292,320	491,876

Accrued interest receivable	–	–	–	–	–	–	–
Due from (to) broker	18,155	4,545	(4,085)	83,286	(26,624)	57,800	126
Contributions receivable from employer companies	–	–	–	–	–	–	–
Net assets available for plan benefits	$10,032,531	$2,006,964	$2,720,967	$11,177,581	$6,082,081	$9,350,120	$492,002
Number of participants selecting investment options	737	209	361	808	536	710	55

Investment Options
December 31, 2004	14	15	16	17	18	19	20
Assets
Investments:
Common stock	$–	$–	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts	899,606	1,555,893	4,189,465	5,478,314	2,702,461	1,297,647	2,800,247
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	899,606	1,555,893	4,189,465	5,478,314	2,702,461	1,297,647	2,800,247

Accrued interest receivable	–	–	–	–	–	–	–
Due from (to) broker	–	3,579	(22,688)	(108,815)	(128,944)	91,085	(63,077)
Contributions receivable from employer companies	–	–	–	–	–	–	–
Net assets available for plan benefits	$899,606	$1,559,472	$4,166,777	$5,369,499	$2,573,517	$1,388,732	$2,737,170
Number of participants selecting investment options	111	183	225	376	226	99	259

Investment Options
December 31, 2004	21	22	23	24	Loans
Assets
Investments:
Common stock	$–	$–	$–	$–	$–
Short-term investment account	–	–	–	–	–
Pooled separate accounts	2,011,666	2,924,044	298,351	882,709	–
Investment contracts	–	–	–	–	–
Participant loans	–	–	–	–	4,151,804
Total investments	2,011,666	2,924,044	298,351	882,709	4,151,804

Accrued interest receivable	–	–	–	–	–
Due from (to) broker	(25,532)	(95,448)	13,081	467	–
Contributions receivable from employer companies	–	–	–	–	–
Net assets available for plan benefits	$1,986,134	$2,828,596	$311,432	$883,176	$4,151,804
Number of participants selecting investment options	303	307	46	163	233

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2005	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,637,253	$1,637,253	$–	$–	$–	$–	$–
Interest	926,170	42,239	647,849	–	–	–	–
Total investment income	2,563,423	1,679,492	647,849	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	5,362,745	5,362,745	–	–	–	–	–
Pooled separate accounts	3,712,858	–	–	514,050	197,691	88,332	95,153
Total net realized gains (losses)	9,075,603	5,362,745	–	514,050	197,691	88,332	95,153
Net unrealized appreciation
(depreciation) of investments	5,961,900	1,635,194	–	77,193	700,898	133,138	(24,307)
Contributions:
Participant	7,297,381	859,454	270,526	612,107	479,192	199,702	152,453
Employer companies	3,068,581	1,150,018	85,980	186,798	155,517	53,989	41,201
Total contributions	10,365,962	2,009,472	356,506	798,905	634,709	253,691	193,654
Transfers to affiliated plans	593,910	217,401	(743,178)	132,721	163,042	182,088	59,014
Distributions to participants	(29,711,933)	(7,879,541)	(4,457,185)	(2,198,565)	(1,267,810)	(2,321,490)	(298,239)
Administrative expenses	(168,180)	(36,944)	(10,716)	(8,525)	(6,746)	(57,406)	(1,926)
Net transfers	–	(10,092,131)	1,525,542	(655,420)	(837,995)	3,588,467	566,039
Net increase (decrease) in net
assets available for plan benefits	(1,319,315)	(7,104,312)	(2,681,182)	(1,339,641)	(416,211)	1,866,820	589,388
Net assets available for plan
benefits at beginning of the year	184,110,045	62,798,115	17,657,122	13,572,875	10,529,184	6,253,838	2,580,750
Net assets available for plan
benefits at end of the year	$182,790,730	$55,693,803	$14,975,940	$12,233,234	$10,112,973	$8,120,658	$3,170,138

Investment Options
December 31, 2005	7	8	9	10	11	12	13
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	(44,606)	43,149	152,770	453,756	262,800	644,155	26,505
Total net realized gains (losses)	(44,606)	43,149	152,770	453,756	262,800	644,155	26,505
Net unrealized appreciation
(depreciation) of investments	1,351,784	100,270	(39,709)	(44,275)	34,382	540,865	(2,420)
Contributions:
Participant	625,193	199,116	193,078	589,557	425,804	630,715	46,819
Employer companies	206,728	57,264	52,986	176,482	130,489	186,837	14,330
Total contributions	831,921	256,380	246,064	766,039	556,293	817,552	61,149
Transfers to affiliated plans	206,411	(1,872)	15,440	99,710	(18,544)	94,767	–
Distributions to participants	(1,204,026)	(286,433)	(496,943)	(1,158,782)	(1,034,061)	(1,465,613)	(171,537)
Administrative expenses	(6,582)	(1,529)	(1,952)	(6,865)	(4,036)	(6,781)	(363)
Net transfers	(522,226)	646,554	597,664	(1,464,873)	(452,759)	797,149	362,780
Net increase (decrease) in net
assets available for plan benefits	612,676	756,519	473,334	(1,355,290)	(655,925)	1,422,094	276,114
Net assets available for plan
benefits at beginning of the year	10,032,531	2,006,964	2,720,967	11,177,581	6,082,081	9,350,120	492,002
Net assets available for plan
benefits at end of the year	$10,645,207	$2,763,483	$3,194,301	$9,822,291	$5,426,156	$10,772,214	$768,116

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2005	14	15	16	17	18	19	20
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	32,158	101,874	181,527	373,408	165,181	58,926	22,319
Total net realized gains (losses)	32,158	101,874	181,527	373,408	165,181	58,926	22,319
Net unrealized appreciation
(depreciation) of investments	28,796	4,754	(34,315)	599,476	167,744	107,488	332,675
Contributions:
Participant	117,921	217,327	207,077	444,807	192,202	70,734	245,289
Employer companies	33,191	61,604	55,301	129,854	55,788	18,686	70,640
Total contributions	151,112	278,931	262,378	574,661	247,990	89,420	315,929
Transfers to affiliated Plans	541	(135,884)	181,772	54,920	22,478	7,463	19,999
Distributions to participants	(179,329)	(393,704)	(517,067)	(1,589,320)	(441,613)	(245,708)	(420,056)
Administrative expenses	(637)	(1,278)	(2,622)	(3,996)	(1,962)	(982)	(2,019)
Net transfers	56,769	651,375	(445,191)	2,324,849	549,518	451,607	626,118
Net increase (decrease) in net
assets available for plan benefits	89,410	506,068	(373,518)	2,333,998	709,336	468,214	894,965
Net assets available for plan
benefits at beginning of the year	899,606	1,559,472	4,166,777	5,369,499	2,573,517	1,388,732	2,737,170
Net assets available for plan
benefits at end of the year	$989,016	$2,065,540	$3,793,259	$7,703,497	$3,282,853	$1,856,946	$3,632,135

Investment Options
December 31, 2005	21	22	23	24	Loans
Investment income:
Cash dividends	$–	$–	$–	$–	$–
Interest	–	–	–	–	236,082
Total investment income	–	–	–	–	236,082
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–
Pooled separate accounts	87,659	176,798	12,781	66,472	–
Total net realized gains (losses)	87,659	176,798	12,781	66,472	–
Net unrealized appreciation
(depreciation) of investments	229,555	(114,432)	(7,020)	184,166	–
Contributions:
Participant	209,420	202,110	19,306	87,472	–
Employer companies	63,421	53,310	4,350	23,817	–
Total contributions	272,841	255,420	23,656	111,289	–
Transfers to affiliated plans	19,782	12,779	402	2,658	–
Distributions to participants	(308,526)	(468,134)	(110,036)	(376,057)	(422,158)
Administrative expenses	(1,584)	(1,789)	(157)	(783)	–
Net transfers	716,823	(61,965)	38,270	1,033,036	–
Net increase (decrease) in net
assets available for plan benefits	1,016,550	(201,323)	(42,104)	1,020,781	(186,076)
Net assets available for plan
benefits at beginning of the year	1,986,134	2,828,596	311,432	883,176	4,151,804
Net assets available for plan
benefits at end of the year	$3,002,684	$2,627,273	$269,328	$1,903,957	$3,965,728

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2004	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,819,776	$1,819,776	$–	$–	$–	$–	$–
Interest	998,992	24,854	723,395	–	–	–	–
Total investment income	2,818,768	1,844,630	723,395	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	4,070,037	4,070,037	–	–	–	–	–
Pooled separate accounts	1,652,409	–	–	203,967	(3,539)	51,005	118,385
Total net realized gains (losses)	5,722,446	4,070,037	–	203,967	(3,539)	51,005	118,385
Net unrealized appreciation
(depreciation) of investments	12,363,106	4,108,565	–	1,184,989	1,379,549	1,288	34,359
Contributions:
Participant	7,452,877	748,914	248,869	691,806	602,308	244,033	150,522
Employer companies	5,199,336	3,161,387	85,062	223,592	200,559	64,686	40,739
Total contributions	12,652,213	3,910,301	333,931	915,398	802,867	308,719	191,261
Transfers to affiliated plans	3,588,680	614,533	871,935	296,183	276,040	141,047	76,543
Distributions to participants	(14,994,001)	(5,348,906)	(1,809,653)	(780,660)	(705,912)	(1,789,266)	(289,392)
Administrative expenses	(128,210)	(46,539)	(12,364)	(9,549)	(7,507)	(4,818)	(1,914)
Net transfers	–	(6,687,825)	1,601,822	(339,334)	(686,780)	1,944,681	143,516
Net increase (decrease) in net
assets available for plan benefits	22,023,002	2,464,796	1,709,066	1,470,994	1,054,718	652,656	272,758
Net assets available for plan
benefits at beginning of the year	162,087,043	60,333,320	15,948,055	12,101,881	9,474,466	5,601,182	2,307,992
Net assets available for plan
benefits at end of the year	$184,110,045	$62,798,116	$17,657,121	$13,572,875	$10,529,184	$6,253,838	$2,580,750

Investment Options
December 31, 2004	7	8	9	10	11	12	13
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	(188,688)	55,178	136,428	305,375	89,484	272,710	18,830
Total net realized gains (losses)	(188,688)	55,178	136,428	305,375	89,484	272,710	18,830
Net unrealized appreciation
(depreciation) of investments	431,322	108,514	134,775	1,004,627	502,684	1,267,577	16,777
Contributions:
Participant	805,344	173,788	185,635	741,598	497,130	591,062	36,869
Employer companies	261,466	53,278	55,264	227,043	150,881	182,480	11,905
Total contributions	1,066,810	227,066	240,899	968,641	648,011	773,542	48,774
Transfers to affiliated plans	155,178	1,501	19,033	225,840	158,488	116,473	–
Distributions to participants	(777,277)	(183,498)	(73,459)	(717,672)	(413,380)	(411,164)	(14,303)
Administrative expenses	(7,967)	(1,428)	(1,769)	(8,185)	(4,158)	(5,949)	(367)
Net transfers	(734,508)	250,181	7,135	(509,167)	428,499	630,405	(11,517)
Net increase (decrease) in net
assets available for plan benefits	(55,130)	457,514	463,042	1,269,459	1,409,628	2,643,594	58,194
Net assets available for plan
benefits at beginning of the year	10,087,661	1,549,450	2,257,925	9,908,122	4,672,453	6,706,526	433,808
Net assets available for plan
benefits at end of the year	$10,032,531	$2,006,964	$2,720,967	$11,177,581	$6,082,081	$9,350,120	$492,002

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2004	14	15	16	17	18	19	20
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	15,861	33,241	96,378	84,290	100,306	70,301	(72,288)
Total net realized gains (losses)	15,861	33,241	96,378	84,290	100,306	70,301	(72,288)
Net unrealized appreciation
(depreciation) of investments	67,620	113,392	295,717	537,009	315,620	77,919	305,514
Contributions:
Participant	122,416	160,835	229,911	352,392	150,485	63,352	136,142
Employer companies	31,944	45,509	66,604	99,622	42,459	17,056	40,541
Total contributions	154,360	206,344	296,515	452,014	192,944	80,408	176,683
Transfers to affiliated Plans	33,405	12,599	234,516	39,198	23,085	5,632	98,166
Distributions to participants	(95,828)	(38,684)	(123,031)	(349,783)	(140,610)	(35,899)	(224,214)
Administrative expenses	(627)	(981)	(2,968)	(3,091)	(1,472)	(934)	(1,312)
Net transfers	140,129	243,550	(156,924)	1,450,616	653,881	123,294	1,111,652
Net increase (decrease) in net
assets available for plan benefits	314,920	569,461	640,203	2,210,253	1,143,754	320,721	1,394,201
Net assets available for plan
benefits at beginning of the year	584,686	990,011	3,526,574	3,159,246	1,429,763	1,068,011	1,342,969
Net assets available for plan
benefits at end of the year	$899,606	$1,559,472	$4,166,777	$5,369,499	$2,573,517	$1,388,732	$2,737,170

Investment Options
December 31, 2004	21	22	23	24	Loans
Investment income:
Cash dividends	$–	$–	$–	$–	$–
Interest	–	–	–	–	250,743
Total investment income	–	–	–	–	250,743
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–
Pooled separate accounts	29,076	147,930	39,823	48,356	–
Total net realized gains (losses)	29,076	147,930	39,823	48,356	–
Net unrealized appreciation
(depreciation) of investments	235,544	223,675	(21,832)	37,902	–
Contributions:
Participant	200,906	212,549	27,387	78,624	–
Employer companies	55,631	56,071	6,768	18,789	–
Total contributions	256,537	268,620	34,155	97,413	–
Transfers to affiliated plans	21,996	89,182	53,567	24,540	–
Distributions to participants	(172,305)	(136,161)	(23,429)	(22,550)	(316,965)
Administrative expenses	(1,347)	(2,011)	(346)	(607)	–
Net transfers	174,640	175,250	(122,114)	168,918	–
Net increase (decrease) in net
assets available for plan benefits	544,141	766,485	(40,176)	353,972	(66,222)
Net assets available for plan
benefits at beginning of the year	1,441,993	2,062,111	351,608	529,204	4,218,026
Net assets available for plan
benefits at end of the year	$1,986,134	$2,828,596	$311,432	$883,176	$4,151,804

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2003	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,924,171	$1,924,171	$–	$–	$–	$–	$–
Interest	914,085	15,311	622,789	–	–	–	–
Total investment income	2,838,256	1,939,482	622,789	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	1,563,498	1,563,498					–
Pooled separate accounts	(1,040,533)	–	–	(86,860)	(324,703)	99,353	186,429
Total net realized gains (losses)	522,965	1,563,498	–	(86,860)	(324,703)	99,353	186,429
Net unrealized appreciation
(depreciation) of investments	29,055,510	11,125,039	–	2,867,561	2,607,152	(38,827)	27,141
Contributions:
Participant	6,280,189	954,053	229,346	618,903	547,801	202,458	181,394
Employer companies	6,056,534	4,300,682	81,192	210,048	190,321	62,817	44,803
Total contributions	12,336,723	5,254,735	310,538	828,951	738,122	265,275	226,197
Transfers to affiliated plans	285,051	72,815	(225,925)	(27,431)	72,098	(85,843)	16,781
Distributions to participants	(15,112,736)	(3,938,718)	(1,674,653)	(690,935)	(672,902)	(1,906,570)	(1,060,535)
Administrative expenses	(103,179)	(37,385)	(11,496)	(7,744)	(5,938)	(6,154)	(2,038)
Net transfers	–	(4,787,547)	1,548,319	(89,927)	360,326	(1,361,027)	374,601
Net increase (decrease) in net
assets available for plan benefits	29,822,590	11,191,919	569,572	2,793,615	2,774,155	(3,033,793)	(231,424)
Net assets available for plan
benefits at beginning of the year	132,264,453	49,141,401	15,378,483	9,308,266	6,700,311	8,634,975	2,539,416
Net assets available for plan
benefits at end of the year	$162,087,043	$60,333,320	$15,948,055	$12,101,881	$9,474,466	$5,601,182	$2,307,992

Investment Options
December 31, 2003	7	8	9	10	11	12	13
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	(505,088)	12,908	212,775	(144,779)	(102,761)	22,254	17,868
Total net realized gains (losses)	(505,088)	12,908	212,775	(144,779)	(102,761)	22,254	17,868
Net unrealized appreciation
(depreciation) of investments	2,489,266	251,242	291,368	2,699,755	1,078,364	1,851,824	30,107
Contributions:
Participant	726,921	145,412	133,667	619,840	429,409	396,354	36,302
Employer companies	247,494	49,839	44,696	203,487	140,182	139,205	13,290
Total contributions	974,415	195,251	178,363	823,327	569,591	535,559	49,592
Transfers to affiliated plans	49,433	54,428	86,123	141,515	(1,140)	55,930	(2,816)
Distributions to participants	(1,053,523)	(264,923)	(394,941)	(904,542)	(410,144)	(570,470)	(126,688)
Administrative expenses	(7,124)	(1,140)	(1,480)	(6,280)	(3,027)	(3,912)	(360)
Net transfers	(467,065)	38,391	569,299	(327,707)	(79,799)	512,117	84,261
Net increase (decrease) in net
assets available for plan benefits	1,480,314	286,157	941,507	2,281,289	1,051,084	2,403,302	51,964
Net assets available for plan
benefits at beginning of the year	8,607,347	1,263,293	1,316,418	7,626,833	3,621,369	4,303,224	381,844
Net assets available for plan
benefits at end of the year	$10,087,661	$1,549,450	$2,257,925	$9,908,122	$4,672,453	$6,706,526	$433,808

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2003	14	15	16	17	18	19	20
Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–	–	–
Pooled separate accounts	7,119	(6,874)	(54,667)	6,812	(171)	(6,860)	(340,337)
Total net realized gains (losses)	7,119	(6,874)	(54,667)	6,812	(171)	(6,860)	(340,337)
Net unrealized appreciation
(depreciation) of investments	94,774	187,710	735,010	618,239	351,190	169,673	648,753
Contributions:
Participant	68,137	75,269	138,688	196,536	102,623	33,513	137,349
Employer companies	16,468	24,366	45,675	65,512	34,251	10,930	40,651
Total contributions	84,605	99,635	184,363	262,048	136,874	44,443	178,000
Transfers to affiliated plans	28,712	(1,152)	44,307	–	11,882	5,252	(4,398)
Distribution to participants	(52,635)	(29,174)	(265,152)	(206,183)	(116,579)	(31,733)	(236,552)
Administrative expenses	(376)	(536)	(1,818)	(1,716)	(853)	(411)	(1,295)
Net transfers	105,961	248,225	1,023,800	659,588	58,024	555,838	(432,214)
Net increase (decrease) in net
assets available for plan benefits	268,160	497,834	1,665,843	1,338,788	440,367	736,202	(188,043)
Net assets available for plan
benefits at beginning of the year	316,526	492,177	1,860,731	1,820,458	989,396	331,809	1,531,012
Net assets available for plan
benefits at end of the year	$584,686	$990,011	$3,526,574	$3,159,246	$1,429,763	$1,068,011	$1,342,969

Investment Options
December 31, 2003	21	22	23	24	Loans
Investment income:
Cash dividends	$–	$–	$–	$–	$–
Interest	–	–	–	–	275,985
Total investment income	–	–	–	–	275,985
Net realized gain (loss) on sale and
distribution of investments:
Common stock	–	–	–	–	–
Pooled separate accounts	(91,840)	35,349	5,706	17,834	–
Total net realized gains (losses)	(91,840)	35,349	5,706	17,834	–
Net unrealized appreciation
(depreciation) of investments	386,369	422,749	62,822	98,229	–
Contributions:
Participant	157,349	112,935	15,485	20,445	–
Employer companies	50,064	29,995	4,594	5,972	–
Total contributions	207,413	142,930	20,079	26,417	–
Transfers to affiliated plans	(262)	3,783	–	(9,041)	–
Distributions to participants	(140,046)	(136,746)	(19,714)	(1,298)	(207,380)
Administrative expenses	(930)	(846)	(145)	(175)	–
Net transfers	11,331	915,975	189,490	289,740	–
Net increase (decrease) in net
assets available for plan benefits	372,035	1,383,194	258,238	421,706	68,605
Net assets available for plan
benefits at beginning of the year	1,069,958	678,917	93,370	107,498	4,149,421
Net assets available for plan
benefits at end of the year	$1,441,993	$2,062,111	$351,608	$529,204	$4,218,026

The Lincoln National Life Insurance Company
Agents' Savings and Profit‑Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Information with respect to investment options is as follows:

Option	Description of Investment Option

1	LNC Common Stock Account, which invests exclusively in the stock of LNC. However, some funds may be invested in the Wells Fargo Bank Short-Term Investment Account until the LNC stock can be purchased.

2	Guaranteed Account, which invests in investment contracts underwritten by Lincoln Life. The account’s balances are backed by the general assets of Lincoln Life.

3	Core Equity Account (SA#11), which seeks to buy large capitalization stocks of well-established companies with the objective of long-term appreciation.

4	Medium Capitalization Equity Account (SA#17), which invests in stocks of medium-sized companies with the objective of maximum long-term total return.

5	Short‑Term Account (SA#14), which invests in high-quality money market securities with the objective of maximizing interest earnings while maintaining principal.

6	Government/Corporate Bond Account (SA#12), which invests primarily in U.S. government and high-quality corporate bonds and securities.

7	Large Capitalization Equity Account (SA#23), which invests primarily in stocks of large companies that have the potential to grow 50% within 18 months from the date of purchase.

8	Balanced Account (SA#21), which invests in stocks, bonds and money market instruments with the objective to maximize long-term total returns with a moderate level of risk.

9	High Yield Bond Account (SA#20), which invests primarily in below‑investment‑grade bonds, providing higher rates of return to compensate for higher risk.

10	Small Capitalization Equity Account (SA#24), which invests primarily in the stock of new, rapid growth companies.

11	Value Equity Account (SA#28), which invests primarily in large capitalization stocks of conservative companies that are industry leaders.

The Lincoln National Life Insurance Company
Agents' Savings and Profit‑Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

12	International Equity Account (SA#22), which invests primarily in stocks of non‑United States companies.

13	Conservative Balanced Account (SA#30), which invests in stocks, bonds and money market instruments to maximize long-term total earnings with a conservative level of risk.

14	Aggressive Balanced Account (SA#32), which invests in stocks, bonds and money market instruments to maximize long-term total return with an aggressive level of risk.

15	Delaware Value Account (SA#61), which invests in large capitalization companies that have long-term capital appreciation potential.

16	Scudder VIT Equity 500 Index Account (SA#27), which seeks to replicate the total return of the S&P 500.

17	Fidelity VIP Contrafund (SA#35), which seeks capital appreciation by investing in primarily securities of companies whose value is not fully recognized by the market.

18	Neuberger-Berman AMT Regency Account (SA#38), which seeks capital growth by investing mainly in common stocks of mid-capitalization companies.

19	Social Awareness Account (SA#33), which seeks capital growth and social responsibility by investing in the Lincoln National Social Awareness Portfolio.

20
American Funds New Perspective Account (SA#34), which invests primarily in common stocks, convertibles, preferred stocks, bonds and cash to provide long-term growth through investments all over the world.

21	Neuberger-Berman AMT Mid-Cap Growth Account (SA#37), which seeks capital appreciation using a growth-oriented investment approach.

22	Scudder VIT Small Cap Index Account, which seeks to reflect Russell 2000 performance by investing in the Small Cap Index Portfolio.

23	Janus Aspen Growth Account (SA#70), which seeks long-term growth of capital in a manner consistent with the preservation of capital.

24	Fidelity VIP Overseas Account (SA#59), which seeks long-term growth of capital by investing mainly in foreign securities.

The Lincoln National Life Insurance Company
Agents' Savings and Profit‑Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment options 3 through 24 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. To maintain its qualification, the Plan must operate in conformity with the Code. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the plan is qualified and the related trust is tax exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. Tax Implications to Participants

There are no income tax consequences to participants arising from their pre‑tax contributions, the Employer's contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

7. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $168,180, $128,210, and $103,179 in 2005, 2004 and 2003, respectively.

8. Concentrations of Credit Risks and Market Risks

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $53,923,715, $108,129,318, and $14,904,976, respectively, at December 31, 2005 (29.5%, 59.2% and 8.2% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

The Lincoln National Life Insurance Company
Agents' Savings and Profit‑Sharing Plan

Notes to Financial Statements (continued)

9. Subsequent Events

On Monday, October 10, 2005, Lincoln National Corporation, the parent company of the Lincoln Financial Group of companies and Jefferson Pilot Corporation, the parent company of the Jefferson Pilot Financial Group of companies announced a definitive merger agreement. The merger will be effective April 3, 2006, the merged company will operate under the brand name Lincoln Financial Group.

Effective March 1, 2006, the following two new Investment Options will be available for investment: The American Funds International Account (SA #54) and The BlackRock Legacy Account (SA #81). In addition, as of that same date, the Janus Aspen Series Large Cap Growth Account (SA #70) and the Fidelity VIP Overseas Account (SA #59) will be closed. On March 3, 2006, any assets remaining in the Janus Aspen Series Large Cap Growth Account will be automatically transferred to The BlackRock Legacy Account and any remaining assets in the Fidelity VIP Overseas Account will be transferred to the American Funds International Account.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2005

(b)	(c)		(d)	(e)
	Description of Investment
	Including Maturity Date
Identity of Issue, Borrower,	Rate of Interest,			Current
Lessor or Similar Party	Par or Maturity Value		Cost	Value
* Common stock account:
Lincoln National Corporation common stock	1,016,853	shares	**	$ 53,923,715
Wells Fargo Bank Short-Term Investment Account	800,619	par value	**	800,619
				54,724,334
* Pooled separate accounts--
The Lincoln National Life Insurance
Company Separate Accounts:
Core Equity Account	824,597.484	participation units	**	12,233,234
Medium Capitalization Equity Account	734,938.419	participation units	**	10,112,973
Short-Term Account	2,149,801.047	participation units	**	8,120,658
Government/ Corporate Bond Account	354,494.503	participation units	**	3,170,138
Large Capitalization Equity Account	1,115,245.939	participation units	**	10,643,015
Balanced Account	339,718.660	participation units	**	2,761,505
High Yield Bond Account	842,271.585	participation units	**	3,312,065
Small Capitalization Equity Account	1,178,821.391	participation units	**	9,818,639
Value Equity Account	2,108,301.523	participation units	**	5,422,130
International Equity Account	1,098,341.429	participation units	**	10,726,842
Conservative Balanced Account	349,127.833	participation units	**	768,116
Aggressive Balanced Account	389,545.026	participation units	**	989,016
Delaware Growth and Income Account	1,156,905.944	participation units	**	2,065,540
Scudder VIT Equity 500 Index Account	3,616,416.234	participation units	**	3,793,259
Fidelity VIP Contrafund	5,256,435.601	participation units	**	7,665,460
Neuberger-Berman AMT Regency Account	2,056,425.337	participation units	**	3,281,027
Social Awareness Account	1,563,453.979	participation units	**	1,856,133
American Funds New Perspective	3,412,657.312	participation units	**	3,624,242
Neuberger-Berman Mid-Cap Growth Account	2,471,345.139	participation units	**	3,002,684
Scudder VIT Small Cap Index Account	1,621,173.104	participation units	**	2,627,273
Janus Aspen Growth Account	27,422.947	participation units	**	268,526
Fidelity VIP Overseas Account	128,967.468	participation units	**	1,866,843
				108,129,318
* Investment contracts--
The Lincoln National Life
Insurance Company (Guaranteed Account)		4.00% interest rate	**	14,904,972

Participant loans	Various loans at interest rates
	varying from 5.0% to 10.75%.		-	3,965,728
				$181,724,352

* Indicates party-in-interest to the Plan.
** Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan
By: Stephen J. Dover
Date: March 31, 2006	Stephen J. Dover
Plan Administrator